ISSUER FREE WRITING PROSPECTUS
Dated September 11, 2012
Filed Pursuant to Rule 433
Registration No. 333-169821

AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on October 8, 2010 and the registration statement became effective on August 15, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated April 27, 2012, and supplements thereto are available on the SEC Web site at
http://sec.gov/Archives/edgar/data/1501745/000114420412024549/v310575_424b3.htm

http://www.sec.gov/Archives/edgar/data/1501745/000114420412038315/v317816_424b3.htm

http://www.sec.gov/Archives/edgar/data/1501745/000114420412042384/v320144_424b3.htm

http://www.sec.gov/Archives/edgar/data/1501745/000114420412044098/v320907_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1501745/000114420412049503/v322979_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The article attached as Annex A was originally published online by SNL Financial on September 7, 2012, which was subsequently revised on September 10, 2012 to correct certain statements and facts reported in the article. The article reported on certain statements made by Nicholas S. Schorsch, CEO and Chairman of the Company’s Board of Directors, solely in his capacity as Chairman of American Realty Capital Trust, Inc. (“ARCT”).

The article was not prepared or reviewed by the Company or ARCT prior to publication. SNL Financial, the publisher of the article, routinely publishes articles on business news. SNL Financial is not affiliated with the Company or ARCT, and no payment was made nor was any consideration given to SNL Financial by or on behalf of the Company or ARCT or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company or ARCT.

Annex A

Realty Income may be putting too much money where its mouth is

By Joseph Williams

Taking advantage of what seems to be a fine time for M&A activity, retail giant Realty Income Corp. unveiled a $2.95 billion deal to acquire American Realty Capital Trust Inc.

The move, announced before markets opened on Sept. 6, is aimed at helping achieve Realty Income's long-term strategy of diversifying property types, increasing the company's exposure to investment-grade tenants and extending the average lease terms on its properties.

But, considering Realty Income's valuation on American Realty Capital Trust's portfolio, the question arises: What is achieving that strategy really worth?

The deal unarguably achieves certain goals for Realty Income, according to a Sept. 6 investor presentation. Even though the deal only adds 501 properties to Realty Income's 2,750-property empire, it still will boost the company's investment-grade tenants to 34% of the total, up from 19%, and will push out the average lease term to 11.4 years from 11.1 years.

Realty Income's property types will diversify to 77% retail, down from 86% retail. It's exposure to distribution facilities will jump to 11% of its portfolio from 4%, and while its exposure to office properties will double to 6% from 3%.

On a Sept. 6 conference call, an analyst noted Realty Income's previously stated aim to diversify to the tune of 20% to 30% nonretail assets; this deal puts them in that range, and Realty Income CEO Thomas Lewis told the analyst that he should not expect much more nonretail acquisitions going forward.

"I think that's comfortable for right now," the executive said on the call. "And we'll stay with the 20%, 30% for some time now and we'll give a fair warning before it gets larger or try to give a compelling reason to do so."

But some analysts expressed concern over the strategy in general. Analyst Joshua Barber of Stifel Nicolaus & Co., for instance, pointed out to SNL that retail has been good to the company.

"You sort of have to wonder if it's worth doing. When you have such a golden, ironclad reputation, you may be doing something that may bite you down the road. The bottom line as I describe it: This deal and this strategy will be either very smart or very stupid, and with the [company's shares] already trading like they are very smart, it's a risk."

Indeed, Realty Income investors seemed somewhat skeptical on Sept. 6, pushing the company's stock price down 0.64% while the US REIT Equity Index gained 0.84%.

Paula Poskon, a Baird Equity Research analyst, told SNL that she is comfortable with the strategy, but she does appreciate the opening that the deal leaves for criticism.

"Once you get to a certain size, I think the diversification makes sense," she said. "Now, having said that, you could make the argument from the investor's perspective, 'Why do I need a company to diversify? I like pure plays, I can diversify my own portfolio.'"

She added that the diversification may also compromise operating efficiencies, but, in general, she thinks that it will make for a stronger, less risky company.

What walks

However, the valuation on the deal seems to be causing headaches in the analyst community.

They told SNL that some American Realty Capital Trust investors feel shafted by the meager 2% premium on the Sept. 5 stock price, and Realty Income investors are scratching their heads over the low 5.7% cap rate — the figure American Realty Capital Trust gave SNL — on the portfolio.

Analyst R.J. Milligan of Raymond James Financial told SNL that, from Realty Income's perspective, the price did give him pause, even though he does not think the company could have negotiated much lower given the tight premium shareholders are already getting out of it.

"They're certainly paying up for what they believe is a significant upgrade of their credit quality, and the portfolio's in line with their strategy," he said. "It's just, they're paying for it. Now, are they overpaying? I don't know the answer to that. On the surface it seems expensive."

Looking at the cap rate on the deal, Barber at Stifel said he thinks the question of whether Realty Income should be buying at the top of a market is a question that applies to REITs in general.

"I don't think anybody would say that Realty Income would do as exceptionally well if you suddenly have a 4% Treasury, given that suddenly they'll only have a 4.5% yield, and I think that's true of REITs broadly. The REIT spread today — its 200 basis points above the Treasury and Realty Income is almost 300 basis points above the Treasury — but you're still not offering a whopping spread on an absolute basis even if you're getting 2% to 5%."

Barber concluded by saying that the deal looks a lot better from an earnings-accretion perspective than from an NAV or cap-rate perspective. Indeed, management said they expect immediate FFO and AFFO accretion of about 20 cents and 22 cents, respectively.

From American Realty Capital Trust's perspective, the cap rate on the deal represents a significant improvement over the 8%-range cap rate under which it acquired the portfolio, an American Realty Capital Trust representative told SNL, which is consistent with going cap rates over the past two years according to SNL's available cap rate data. In the retail space, cap rates for acquisitions in the retail REIT space have averaged 7.93% and 7.83% in 2011 and 2012, respectively.

But the deal is coming in at a very tight premium to the stock price. Additionally, shareholders are taking a hit on their dividend return, even with Realty Income's expectation of raising its dividend by 13 cents per share to $1.94.

American Realty Capital Trust shareholders will experience a roughly 20% drop in their dividend payout, by Barber's estimation, but when he challenged management with that fact on the call, American Realty Capital Trust CFO Brian Jones pointed out that the total return should more than compensate for the dividend reduction. Realty Income trades at a significantly higher multiple, their cost of capital is much cheaper, and their investment grade prepares them to weather any economic storms much easier.

Additionally, American Realty Capital Trust Chairman Nicolas Schorsch explained to SNL that, looking beyond this week, the deal value represents a significant premium over the average equity value.

"We've hit five consecutive new highs in a 20-day period, so we've been climbing over the last three weeks during that measurement period. We were at an all-time high [Sept. 5]. So you're talking about a premium to our all-time high and 20% above our listing six months ago."

Summing up the debate, Poskon told SNL: "When you hear both camps saying, 'I'm not happy,' it suggests to me that the pricing was probably fair. Realty Income didn't walk in and steal it, and American Realty Capital Trust didn't get a windfall. It was probably fair pricing."

Rising tide?

This deal comes in an environment where M&A activity seems to be highly justifiable. A steep valuation spread separates the large, staid, balance-sheet strong companies from smaller REITs with less access to capital.

And there has been some uptick in activity, per SNL's data. Four deals have been announced in 2012 so far, compared to three announcements in the full-year 2011 and two in 2010.

However, the activity is a far cry from more than 20 deals announced in 2007 alone.

Poskon noted the valuation spread between the bigger haves and the smaller have-nots, but she said she does not think this deal, or any 2012 deals to-date, necessarily mark a resurgence of M&A activity.

"Some of [the smaller REITs] should probably be acquired and go away, but will they? Well, if they haven't already, I don't know what's different today that suggests that they would."

The analyst noted that a lot of deals in the period between 2006 and 2008 were left on the table because companies did not think their stock prices were high enough to justify the premiums, and many prices today have not recovered those values yet.

"I don't know that there's anything about yesterday's transactions that suggests it's the beginning of a new wave of M&A activity. I just don't see what's different in the environment."

Backhanded compliment

However, while the deal may not represent the leading edge of an M&A wave in the REIT world in general, Schorsch, American Realty Capital Trust's chairman, told SNL that he thinks it does represent the leading edge of changes in the nontraded sector.

American Realty Capital Trust was a nontraded REIT before March, when it listed on the NASDAQ, a move that, before this deal, seemed to be the culmination of a publicized exploration of strategic alternatives for the company.

Schorsch said that the listing and this deal represent a challenge to the old, less savory paradigms that have defined the nontraded space.

"It allows people to see that, when it's done right, a nontraded REIT can be a valuable part of an investor's portfolio. It does put a lot of pressure on the industry — absolutely — and we're fine with that."

Schorsch went on to say that the listing-to-merger model has worked great for American Realty Capital Trust; and, even though the portfolio and the deal's success has largely been a product of good timing, he said he will certainly consider repeating it in the future. Specifically, he said the strategy is one of many under consideration for American Realty Capital Trust III Inc, which said Aug. 24 that it hired UBS Bank to consider strategic alternatives.

While analysts agreed that American Realty Capital Trust's success does create a good example in the nontraded REIT space, some showed hesitance to assume it would represent a significant paradigm shift. As one analyst said, "If you have one gang member that suddenly becomes a priest, does that mean it's good to become a gang member? Being the best performing nontraded REIT is like being the valedictorian of summer school."

The analyst went on to say that, while he acknowledges the savvy American Realty Capital Trust displayed over the past several months, he thinks its success has more to do with timing than anything.

"If people want to look at it and say, 'Hey this means the nontraded REIT world is a whole lot better,' I think they're taking the wrong message, but if people look at this and say, 'Hey people in the nontraded REIT world occasionally do smart things,' yeah, that's true."